

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Michael Potter
Chief Financial Officer
Corsair Gaming, Inc.
115 N. McCarthy Boulevard
Milpitas, CA 95035

> **Re: Corsair Gaming, Inc.**
> **Form 10-K for the Year Ended Decmber 31, 2023**
> **Filed on February 27, 2024**
> **Form 8-K Dated May 7, 2023**
> **Filed on May 7, 2023**
> **File No. 001-39533**

Dear Michael Potter:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology